July 3, 2013

Christina DiAngelo Senior Staff Accountant Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Walthausen Funds, File Nos. 333-147324, 811-22143

Dear Ms. DiAngelo:

     On June 12, 2013, you provided oral comments with respect to the Registrant’s annual report and prospectus filings. Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. The staff requested a reply within 30 days.

June 1, 2013 Prospectus

Comment 1. In the fee table in the Select Value Fund June 1, 2013 Prospectus, total annual fund operating expenses are inconsistent with the percentage indicated in the financial highlights. Please explain the inconsistency. In addition, the numbers provided in the expense example do not appear to include the effect of the Fund’s Rule 12b-1 fees.

Response. Total Annual Fund Operating Expenses have been restated to reflect current fees because the Fund is not currently paying or accruing any distribution fees for Retail Class shares. Please see page 14 of the prospectus under Distribution (12b-1) and Shareholder Service Fees.

Comment 2. Footnote 2 to the fee table in the Select Value Fund Prospectus indicates that the Adviser has agreed to waive a portion of the service fee with respect to the institutional class. The expense appears to be a fund level expense. Please explain why it is appropriate to provide a waiver of a fund level expense for only one class of shares.

Response. The Adviser has contractually agreed to waive, for the Institutional Class Shares through May 31, 2014, 0.25% of the 0.45% Services Agreement fees applicable for Fund average daily net assets up to $100 million. Rule 18f-3(b), along with the repeal of the ”preferential dividend” rules in 2010 under the RIC Modernization Act, expressly allows a fund’s adviser to waive or reimburse expenses for a specific class. Rule 18f-3(b) reads as follows: “Expenses may be waived or reimbursed by the company’s adviser, underwriter, or any other provider of services to the company.” The Adopting Release (IC-20915,

Christina DiAngelo July 3, 2013 Page 2

Section A.2.d.) explains that, as proposed, the Rule “would have permitted only waivers or reimbursements by the fund’s adviser or underwriter of class expenses, and would not have permitted waivers or reimbursements for specific classes of fund expenses, such as advisory fees.” The Commission deleted the restrictions on waivers in the final rule by deleting the word “class” in order to allow waivers or reimbursements for specific classes of fund expenses. The Adopting Release further explains that this change was not intended to allow waivers to provide a means for cross-subsidization between share classes. The Board of Trustees approved, in 2010, the service fee at 0.45% of the Fund’s average daily net assets, having determined that the fee was reasonable for the services to be provided. The Trustees review the reasonableness of the fee annually to ensure that, as the Fund’s assets increase, the fee remains reasonable. Additionally, the Board of Trustees approved, in 2013, the service fee at 0.45% of the Fund’s average daily net assets up to $100 million, 0.25% of the Fund’s average daily net assets between $100 million and $500 million, and 0.15% of such assets in excess of $500 million. The fact that the Adviser is willing to waive a portion of that fee, through May 31, 2014, does not constitute cross-subsidization.

Comment 3. Item 27(d)(1) of Form N-1A requires that “if the Fund charges any account fees or other recurring fees that are not included in the expenses shown in the table, for example, because they are not charged to all investors, disclose the amounts of these fees, describe the accounts that are charged these fees, and explain how an investor would use this information to estimate the total ongoing expenses paid over the period and the impact of these fees on ending account value.” The prospectus fee table indicates that shareholders may pay a wire redemption fee and IRA custodian fees. The disclosure in the hypothetical example should be revised to describe these fees as required by Item 27(d)(1).

Response. We have discussed your comment related to Item 27(d)(1) of Form N-1A with the Fund’s legal counsel and will provide additional disclosure in future reports.

Comment 4. The notes to the financial statements of the Small Cap Value Fund indicate that the Fund held no Level 2 securities as of January 31, 2013. However, the quarterly schedule of investments indicates that, as of October 31, 2012, the Fund did own certain Level 2 securities. Please confirm that there were no transfers into or out of the levels during the fiscal year and that the Level 2 positions were, in fact, sold and not transferred to Level 1.

Response. There were no transfers into or out of the levels during the fiscal year. The Fund exchanged Hyster-Yale Class B Common Stock for Hyster-Yale Class A Common Stock during the fiscal quarter ended January 31, 2013. Hyster-Yale Class A shares are level one securities.

Comment 5. On Page 14 of the Annual Report, Note 5, the Registrant discloses that the Fund engaged in securities lending. If an affiliated party acted as the securities lending agent, additional disclosure would be required regarding the percent of the fees retained by the affiliated lending agent. Although the Registrant has engaged in securities lending using an unaffiliated securities lending agent, please consider providing this additional disclosure in future financial statements.

Christina DiAngelo July 3, 2013 Page 3

Response. The Registrant will consider providing additional disclosure in future financial statements related to unaffiliated securities lending agents.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1. The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2. Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/

JoAnn M. Strasser